Exhibit 99.50

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com

NEWS RELEASE

September 24, 2009	No. 09-17

Avalon announces the re-naming of the Lake Zone REE
deposit at Thor Lake, NWT to the Nechalacho REE deposit
by the Yellowknives Dene First Nation

YELLOWKNIFE— Avalon Rare Metals Inc. TSX:AVL, OTCQX:AVARF (“Avalon” or the “Company”) is pleased to announce the re-naming of the Lake Zone Rare Earth Elements (“REE”) deposit to the Nechalacho REE deposit by the Yellowknives Dene First Nation (“YKDFN”). The new name was officially unveiled at a formal re-naming event held at the project camp site, involving a traditional feeding-the-fire ceremony, that was co-hosted by YKDFN Chiefs Edward Sangris and Ted Tsetta. The event at the site was followed by a joint celebration in the community of Dettah, associated with the official opening of the YKDFN’s new Chief Drygeese Government Building and Conference Centre.

The celebration at the site was attended by over 50 invited guests including Senator Patrick Brazeau representing federal Indian Affairs Minister Chuck Strahl, Northwest Territories’ Premier Floyd Roland accompanied by Ministers Bob McLeod and Mike Miltenberger, Yellowknife Mayor Gord Van Tighem and Chief Roy Fabien of Katlodeeche First Nation, Hay River, NWT, who also participated as a drummer in the feed-the-fire ceremony. Sending regrets were Chiefs Steven Nitah of Lutselk’e First Nation and Acting Chief Louis Balsillie of Deninu Kue First Nation.

To the knowledge of Avalon, this naming ceremony represents the first time that a mineral exploration project has been given an Aboriginal name by a First Nation in this way.  In effect, the First Nation is lending the name to the project for the life of the operation. “We hope that this event will set a positive new precedent in First Nations community engagement for mineral exploration companies in Canada. It certainly affirms our commitment to working co-operatively with First Nations and sharing the benefits of development with our neighbours here in the north”, commented President Don Bubar.

Chief Sangris believes this partnership can bring new prosperity to his community members while respecting the land noting that “The vision we have is that we cannot be left behind economically but we need to ensure that we maintain our culture and traditions”.

Chief Tsetta complimented the Company on its consultation practice noting that “Avalon came to meet with Chiefs and Council last year and presented on what they were doing and how we could work together to protect the environment and share in the benefits of mineral production. That is the proper way to do consultation.”

Avalon recognizes that consultation with the community is an ongoing process that will ultimately result in the development of a formal participation arrangement with the First Nation. It also includes consultation with those band members who have traditionally hunted and trapped in the area of the Nechalacho deposit.

Nechalacho is the traditional place name for the northeast shore of the Hearne Channel on the East Arm of Great Slave Lake, near the deposit location. It evokes a distinct sense of place to traditional land users. It is a rocky shoreline with steep cliffs that prevented boaters from pulling ashore during windy weather which the area is known for. While Avalon anticipates that any eventual mine developed on its REE deposit will bear the Nechalacho name, Thor Lake will continue to be used in reference to the local geographic area.

About the Yellowknives Dene First Nation

The traditional territory of the Yellowknives Dene First Nation extends north of Great Slave Lake, to the east of the Thelon region, and north to the Coppermine River. The Nechalacho deposit lies within this traditional territory. The Yellowknives Dene First Nation has 1,300 members and includes the communities of Dettah and Ndilo. The Chief Drygeese Government Building and Conference Centre was named in honour of the leadership that initiated the treaty relationship with Canada. In 1900, the Yellowknives Dene First Nation signed Treaty 8 and is currently pursuing treaty implementation with Canada through the Akaitcho negotiation process.

About Avalon Rare Metals Inc.  TSX:AVL, OTCQX:AVARF

Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable ‘heavy’ rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. The Company is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding:  78,304,448 (including the shares issuable upon conversion of the special warrants issued on September 16). Cash resources: approximately $20.0 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at office@avalonraremetals.com  or phone either Don Bubar, P.Geo., President, at 416-364-4938.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.